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Exhibit 99.1

FIRST ALLIANCE MORTGAGE LOAN TRUST 1998-2
OFFICER'S CERTIFICATE OF COMPLIANCE

Pursuant to the terms of the Sale and Servicing Agreement dated as of June 1, 1998 among First Alliance Mortgage Company as Seller and Servicer, the First Alliance Mortgage Loan Trust 1998-2, as Issuer and The Chase Manhattan Bank as Indenture Trustee, I have reviewed the activities of the Servicer during the year ended December 31, 1998. I have also reviewed its performance under the Sale and Servicing Agreement and to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under the Agreement throughout such period.


By:     /s/ Brian Chisick
        ---------------------------
Name:   Brian Chisick
Title:  President and Chief Executive Officer